UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

SEALSQ Corp. (the “Company”) is providing the following update on its post-quantum semiconductor certification timelines. In light of certain regulatory and technical developments, the Company has revised certain milestones as follows:

QS7001 Post-Quantum Secure Element

●	QS7001 V1: The Company now expects to receive the Hardware Evaluation Test Report and Common Criteria laboratory letter in September 2026.

●	QS7001 V2: The Company now expects to receive the full PQC Test Report and Common Criteria laboratory letter in December 2026.

QVault Trusted Platform Module

●	QVault TPM-183: The Company expects the FIPS 140-3 laboratory letter to NIST in December 2026 and TCG certification in approximately November 2026.

●	QVault TPM-185: Engineering samples are now available. The Company expects FIPS 140-3 submission in approximately February 2027 and TCG certification in approximately April 2027.

The Company expects first commercial revenues from QVault TPM products by the end of 2026.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding the Company’s post-quantum semiconductor certification timelines, expected timing for receipt of Hardware Evaluation Test Reports and Common Criteria laboratory letters for the QS7001 product line, expected timing for FIPS 140-3 submissions and TCG certifications for the QVault TPM product line, availability of engineering samples, and expected timing of first commercial revenues from post-quantum products, and any other statements that are not historical facts.

These statements are based on management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including: the timing and success of product certifications, including the ability to meet revised certification milestones and any further delays or changes in certification requirements or testing protocols; regulatory developments affecting certification processes; the development and market acceptance of post-quantum security technologies; market demand and semiconductor industry conditions; the Company’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; and the risks discussed in the Company’s filings with the U.S. Securities and Exchange Commission.

The Company does not undertake any obligation to update any forward-looking statements contained herein as a result of new information, future events, or otherwise.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14th, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

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